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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spearhead Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12012 South Shore Blvd., Suite 112
(No. and Street)

Wellington (City) FL (State) 33414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Walters - 561.801.7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

NOV 27 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

SPEARHEAD CAPITAL, LLC

Table of Contents

OATH OR AFFIRMATION

I, Todd Walters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spearhead Capital, LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Notary Public State of Florida
Tanya Shapiro-Polzer
My Commission GG 264711
Expires 01/20/2023

Notary Public

Signature

Managing Member and Co-Founder

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spearhead Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC, (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Spearhead Capital, LLC's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 19, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

SPEARHEAD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS

Cash	$	57,330
Accounts receivable		24,380
Goodwill		30,000
Other assets		217
Total Assets	$	111,927

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to related party	$	16,372
Accounts payable, accrued expenses and other liabilities		13,923
Total Liabilities		30,295
Member's equity		81,632
Total Liabilities and Member's Equity	$	111,927

The accompanying footnotes are an integral part of this financial statement.

SPEARHEAD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

Spearhead Capital, LLC (The "Company"), a limited liability company, was organized in the state of Delaware on December 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements. See note 3 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment Sales and Marketing:
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition:
On October 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended September 30, 2019 or net income for the preceding year-end.

The Company records fees as they are earned based on services provided. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. See Statement of Operations for the disaggregation of revenues.

Commissions. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon the completion of the performance obligation, at the transaction price stipulated in each contract.

Referral Fees. The Company receives referral fees from financial advisors for referring clients to them. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically upon receipt of the fees.

Success Fees. The Company receives success fees for the private placement of securities. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Cash:
The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business the Company may, at times, maintain deposits in excess of this insured amount. The Company has not experienced any losses on such amounts.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. All are deemed collectible at September 30, 2019.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS:

On January 1, 2019, 100% of the equity ownership of the Company was contributed to Spearhead Strategic Partners, LLC ("SSP"), which was formerly affiliated thru common ownership. SSP also owns Spearhead Innovative Solutions, LLC and Spearhead Capital Advisors, LLC, a registered investment advisor.

The Company rents space from a related entity, thru common ownership, Spearhead Innovative Solutions, LLC. The rent charged was $31,241 for the fiscal year ending September 30, 2019. At September 30, 2019 the Company owed this related party $16,372. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous. See note 8 for additional information.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued):

The Company has a consulting agreement with an owner of one of its members. During the fiscal year ending September 30, 2019, the Company did not make any payments as part of this agreement.

The Company is the placement agent for Spearhead Insurance Solutions IDF, LLC, a related fund through common ownership. There were no revenues from this arrangement for the fiscal year ending September 30, 2019, and Accounts Receivable from this related party was $0 at September 30, 2019.

NOTE 4 - NET CAPITAL:

As a broker-dealer, the Company is subject to the SEC's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $27,035 at September 30, 2019, which exceeds required net capital of $5,000 by $22,035. The ratio of aggregated indebtedness to net capital at September 30, 2019 was 1.12 to 1.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In February 2016, the FASB issued ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE 6 – GOODWILL:

As of September 30, 2019, the Company has recorded goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2019.

NOTE 7– OPERATING LEASES:

On June 1, 2013, the Company entered into a month-to-month operating lease for office space with Spearhead Innovative Solutions IDF, LLC. During the fiscal year ended September 30, 2019, the monthly subleasing expense was approximately $2,600 per month. Subleasing expense for the fiscal year ended September 30, 2019 was $31,241.

SPEARHEAD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

NOTE 8 – MEMBER'S EQUITY:

As of September 30, 2019, the following balances existed for each class of equity in the member's equity account.

Common Units: Common Units shall have one vote per unit issued and a liquidation preference and registration rights that are pari passu only with other Common Units holders. There are currently 60,000 units outstanding with an agreed upon value of $ 49,848.

Preferred Units: Series A Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series A Preferred Units or may otherwise be required pursuant to Delaware Law. Series A Preferred Units shall pay an 8% dividend per annum, based on the Liquidation Amount. The 8% per annum dividend shall accrue and compound each year. As of September 30, 2019, there are 489,278 units outstanding with an agreed upon value of $1,128,978.

Preferred Units (Continued): Series B Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series B Preferred Units or may otherwise be required pursuant to Delaware Law. Series B Preferred Units shall pay a 7.5% dividend per annum, based on the Liquidation Amount. The 7.5% per annum dividend shall accrue and compound each year. As of September 30, 2019, there are 35,259 units outstanding with an agreed upon value of $88,380.

On April 30, 2016, the payment of dividends was suspended. As of September 30, 2019, there are no accrued dividends

NOTE 9– CONCENTRATION:

During the year ended September 30, 2019, there were four customers that represented 27%, 23%, 18% and 18% of total fees.